Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and nine months ended September 30, 2022 and 2021

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

	Three months ended		Nine months ended
(thousands of U.S. dollars, except per share amounts)	September 30		September 30
	2022	2021	2022	2021
Revenue
Regulated electricity distribution	$374,900	$308,116	$951,152	$922,100
Regulated gas distribution	79,636	62,584	464,981	353,909
Regulated water reclamation and distribution	107,105	64,008	275,362	176,600
Non-regulated energy sales	86,572	73,595	271,807	182,268
Other revenue	18,511	20,272	63,378	55,763
	666,724	528,575	2,026,680	1,690,640
Expenses
Operating expenses	216,647	177,204	634,979	528,343
Regulated electricity purchased	138,024	94,435	341,332	382,726
Regulated gas purchased	30,956	14,497	215,324	113,983
Regulated water purchased	3,528	3,888	9,680	10,036
Non-regulated energy purchased	15,081	11,898	41,685	25,887
Administrative expenses	23,445	15,165	61,004	48,930
Depreciation and amortization	108,207	96,553	340,718	292,153
Loss (gain) on foreign exchange	(4,985)	1,267	(259)	3,412
	530,903	414,907	1,644,463	1,405,470
Gain on sale of renewable assets (note 13(d))	—	—	1,200	—
Operating income	135,821	113,668	383,417	285,170
Interest expense	(75,049)	(51,654)	(197,565)	(159,416)
Loss from long-term investments (note 6)	(279,773)	(114,242)	(403,842)	(104,243)
Other net losses (note 16)	(5,946)	(889)	(19,328)	(11,086)
Pension and other post-employment non-service costs (note 8)	(1,518)	(3,875)	(6,354)	(11,420)
Loss on derivative financial instruments (note 21(b)(iv))	(386)	(1,817)	(6,270)	(2,082)
Loss before income taxes	(226,851)	(58,809)	(249,942)	(3,077)
Income tax recovery (expense) (note 15)
Current	(5,433)	(3,755)	(15,146)	(10,994)
Deferred	24,949	23,143	48,029	56,215
	19,516	19,388	32,883	45,221
Net earnings (loss)	(207,335)	(39,421)	(217,059)	42,144
Net effect of non-controlling interests (note 14)
Non-controlling interests	16,608	14,087	89,571	54,989
Non-controlling interests held by related party	(4,450)	(2,588)	(10,111)	(7,886)
	$12,158	$11,499	$79,460	$47,103
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(195,177)	$(27,922)	$(137,599)	$89,247
Preferred shares, Series A and preferred shares, Series D dividend (note 12)	2,188	2,267	6,628	6,757
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$(197,365)	$(30,189)	$(144,227)	$82,490
Basic and diluted net earnings (loss) per share (note 17)	$(0.29)	$(0.05)	$(0.21)	$0.13
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

	Three months ended		Nine months ended
(thousands of U.S. dollars)	September 30		September 30
	2022	2021	2022	2021
Net earnings (loss)	$(207,335)	$(39,421)	$(217,059)	$42,144
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax expense of $7,391 and $5,118 (2021 - tax expense of $291 and recovery of $1,068), respectively (notes 21(b)(iii) and 21(b)(iv))	(14,777)	(28,904)	(55,372)	(32,172)
Change in fair value of cash flow hedges, net of tax expense of $5,048 and recovery of $24,846 of (2021 - tax recovery of $12,062 and $22,346), respectively (note 21(b)(ii))	1,451	(31,599)	(70,314)	(55,746)
Change in pension and other post-employment benefits, net of tax recovery of $40 and $70 (2021 - tax expense of $97 and $432), respectively (note 8)	(117)	321	(203)	2,486
OCI, net of tax	(13,443)	(60,182)	(125,889)	(85,432)
Comprehensive loss	(220,778)	(99,603)	(342,948)	(43,288)
Comprehensive loss attributable to the non-controlling interests	(13,862)	(12,801)	(81,917)	(46,476)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$(206,916)	$(86,802)	$(261,031)	$3,188
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	September 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$114,313	$125,157
Trade and other receivables, net (note 4)	432,572	403,426
Fuel and natural gas in storage	115,698	74,209
Supplies and consumables inventory	122,606	103,552
Regulatory assets (note 5)	166,931	158,212
Prepaid expenses	74,783	54,548
Derivative instruments (note 21)	11,192	3,486
Other assets	28,052	16,153
	1,066,147	938,743
Property, plant and equipment, net	11,904,140	11,042,446
Intangible assets, net	98,666	105,116
Goodwill	1,291,433	1,201,244
Regulatory assets (note 5)	1,110,502	1,009,413
Long-term investments (note 6)
Investments carried at fair value	1,358,111	1,848,456
Other long-term investments	568,355	495,826
Derivative instruments (note 21)	74,115	17,136
Deferred income taxes	65,027	31,595
Other assets	116,833	95,861
	$17,653,329	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets (continued)

(thousands of U.S. dollars)
	September 30,	December 31,
	2022	2021
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$134,094	$185,291
Accrued liabilities	471,660	428,733
Dividends payable (note 12)	114,851	114,544
Regulatory liabilities (note 5)	71,204	65,809
Long-term debt (note 7)	461,862	356,397
Other long-term liabilities (note 9)	168,511	167,908
Derivative instruments (note 21)	56,302	38,569
Other liabilities	9,691	7,461
	1,488,175	1,364,712
Long-term debt (note 7)	7,243,042	5,854,978
Regulatory liabilities (note 5)	559,754	510,380
Deferred income taxes	501,682	530,187
Derivative instruments (note 21)	148,341	81,676
Pension and other post-employment benefits obligation	218,029	226,387
Other long-term liabilities (note 9)	431,999	515,911
	10,591,022	9,084,231
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	307,668	306,537
Redeemable non-controlling interests	8,648	12,989
	316,316	319,526
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	6,149,794	6,032,792
Additional paid-in capital	4,002	2,007
Deficit	(796,439)	(288,424)
Accumulated other comprehensive loss (“AOCI”) (note 11)	(195,109)	(71,677)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,346,547	5,858,997
Non-controlling interests
Non-controlling interests	1,336,495	1,441,924
Non-controlling interest, held by related party (note 13(c))	62,949	81,158
	1,399,444	1,523,082
Total equity	6,745,991	7,382,079
Commitments and contingencies (note 19)
Subsequent events (notes 3(c) and 7(a))
	$17,653,329	$16,785,836
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended September 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2022	$6,082,511	$184,299	$261	$(475,356)	$(183,370)	$1,422,722	$7,031,067
Net loss	—	—	—	(195,177)	—	(12,158)	(207,335)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(3,172)	(3,172)
OCI	—	—	—	—	(11,739)	(1,704)	(13,443)
Dividends declared and distributions to non-controlling interests	—	—	—	(98,282)	—	(6,244)	(104,526)
Dividends and issuance of shares under dividend reinvestment plan	27,624	—	—	(27,624)	—	—	—
Common shares issued upon public offering, net of tax effected cost	38,163	—	—	—	—	—	38,163
Common shares issued under employee share purchase plan	1,496	—	—	—	—	—	1,496
Share-based compensation	—	—	3,713	—	—	—	3,713
Common shares issued pursuant to share-based awards	—	—	28	—	—	—	28
Balance, September 30, 2022	$6,149,794	$184,299	$4,002	$(796,439)	$(195,109)	$1,399,444	$6,745,991
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the three months ended September 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, June 30, 2021	$5,251,808	$184,299	$—	$(205,764)	$(56,057)	$1,474,761	$6,649,047
Net loss	—	—	—	(27,922)	—	(11,499)	(39,421)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(874)	(874)
OCI	—	—	—	—	(58,880)	(1,302)	(60,182)
Dividends declared and distributions to non-controlling interests	—	—	—	(86,208)	—	(6,246)	(92,454)
Dividends and issuance of shares under dividend reinvestment plan	23,288	—	—	(23,288)	—	—	—
Common shares issued upon public offering, net of tax effected cost	104,326	—	—	—	—	—	104,326
Issuance of common shares under employee share purchase plan	1,267	—	—	—	—	—	1,267
Common shares issued pursuant to share-based awards	1,629	—	(1,716)	(792)	—	—	(879)
Share-based compensation	—	—	3,675	—	—	—	3,675
Balance, September 30, 2021	$5,382,318	$184,299	$1,959	$(343,974)	$(114,937)	$1,454,840	$6,564,505
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2022

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2021	$6,032,792	$184,299	$2,007	$(288,424)	$(71,677)	$1,523,082	$7,382,079
Net loss	—	—	—	(137,599)	—	(79,460)	(217,059)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(5,897)	(5,897)
OCI	—	—	—	—	(123,432)	(2,457)	(125,889)
Dividends declared and distributions to non-controlling interests	—	—	—	(298,152)	—	(42,032)	(340,184)
Dividends and issuance of shares under dividend reinvestment plan	70,403	—	—	(70,403)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	—	—	—	6,208	6,208
Common shares issued upon conversion of convertible debentures	6	—	—	—	—	—	6
Common shares issued upon public offering, net of tax effected cost	38,163	—	—	—	—	—	38,163
Common shares issued under employee share purchase plan	3,951	—	—	—	—	—	3,951
Share-based compensation	—	—	9,377	—	—	—	9,377
Common shares issued pursuant to share-based awards	4,479	—	(7,382)	(1,861)	—	—	(4,764)
Balance, September 30, 2022	$6,149,794	$184,299	$4,002	$(796,439)	$(195,109)	$1,399,444	$6,745,991
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity (continued)

(thousands of U.S. dollars) For the nine months ended September 30, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	AOCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings (loss)	—	—	—	89,247	—	(47,103)	42,144
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(2,747)	(2,747)
OCI	—	—	—	—	(86,059)	627	(85,432)
Dividends declared and distributions to non-controlling interests	—	—	—	(244,812)	—	(19,613)	(264,425)
Dividends and issuance of shares under dividend reinvestment plan	69,496	—	—	(69,496)	—	—	—
Contributions received from non-controlling interests, net of cost	—	—	6,919	—	(6,371)	1,035,923	1,036,471
Common shares issued upon conversion of convertible debentures	16	—	—	—	—	—	16
Common shares issued upon public offering, net of tax effected cost	365,554	—	—	—	—	—	365,554
Contract adjustment payments	—	—	(62,240)	(160,138)	—	—	(222,378)
Issuance of common shares under employee share purchase plan	3,839	—	—	—	—	—	3,839
Share-based compensation	—	—	8,749	—	—	—	8,749
Common shares issued pursuant to share-based awards	8,109	—	(12,198)	(4,528)	—	—	(8,617)
Acquisition of redeemable non-controlling interest	—	—	—	—	—	29,141	29,141
Balance, September 30, 2021	$5,382,318	$184,299	$1,959	$(343,974)	$(114,937)	$1,454,840	$6,564,505
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Cash provided by (used in):
Operating activities
Net earnings (loss)	$(207,335)	$(39,421)	$(217,059)	$42,144
Adjustments and items not affecting cash:
Depreciation and amortization	108,207	96,553	340,718	292,153
Deferred taxes	(24,949)	(23,143)	(48,029)	(56,215)
Initial value and unrealized loss (gain) on derivative financial instruments	1,405	(11,884)	1,003	(11,686)
Share-based compensation	3,055	3,414	6,550	7,800
Cost of equity funds used for construction purposes	(476)	(275)	(1,443)	(406)
Change in value of investments carried at fair value	300,358	139,050	484,387	183,452
Pension and post-employment expense lower than contributions	(4,464)	(1,477)	(10,900)	(7,525)
Distributions received from equity investments, net of income	17,616	6,676	21,000	13,587
Other	5,155	(1,000)	8,691	5,300
Net change in non-cash operating items (note 20)	(95,667)	6,221	(180,455)	(437,648)
	102,905	174,714	404,463	30,956
Financing activities
Increase in long-term debt	5,951,493	1,824,449	11,231,531	9,175,714
Repayments of long-term debt	(5,611,835)	(1,535,152)	(9,617,670)	(8,392,109)
Issuance of common shares, net of costs	39,659	105,229	42,114	367,991
Cash dividends on common shares	(94,364)	(82,151)	(281,922)	(222,928)
Dividends on preferred shares	(2,188)	(2,267)	(6,628)	(6,757)
Contributions from non-controlling interests and redeemable non-controlling interests	—	—	—	1,032,204
Production-based cash contributions from non-controlling interest	—	—	6,208	4,832
Distributions to non-controlling interests, related party (note 13(b) and (c))	(6,723)	(5,233)	(25,083)	(19,191)
Distributions to non-controlling interests	(4,782)	(3,449)	(29,891)	(7,447)
Payments upon settlement of derivatives	—	—	(26,254)	(33,782)
Shares surrendered to fund withholding taxes on exercised share options	(268)	(1,120)	(4,388)	(2,984)
Increase in other long-term liabilities	5,536	4,986	12,804	61,202
Decrease in other long-term liabilities	(26,406)	(21,742)	(68,978)	(25,046)
	250,122	283,550	1,231,843	1,931,699
Investing activities
Additions to property, plant and equipment and intangible assets	(321,956)	(348,050)	(897,193)	(1,051,182)
Increase in long-term investments	(60,028)	(118,764)	(156,966)	(787,149)
Acquisitions of operating entities (note 3(a))	—	—	(632,797)	—
Increase in other assets	(15,570)	(9,728)	(28,374)	(37,580)
Receipt of principal on development loans receivable	74,892	834	75,215	834
Decrease in long-term investments	—	—	2,920	—
Other proceeds	—	1,616	—	5,960
	(322,662)	(474,092)	(1,637,195)	(1,869,117)
Effect of exchange rate differences on cash and restricted cash	(1,447)	(1,276)	(3,293)	(749)
Increase (decrease) in cash, cash equivalents and restricted cash	28,918	(17,104)	(4,182)	92,789
Cash, cash equivalents and restricted cash, beginning of period	128,289	239,911	161,389	130,018
Cash, cash equivalents and restricted cash, end of period	$157,207	$222,807	$157,207	$222,807
Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows (continued)

(thousands of U.S. dollars)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$89,580	$50,349	$203,454	$162,674
Cash paid during the period for income taxes	$2,335	$1,687	$8,692	$3,362
Cash received during the period for distributions from equity investments	$30,790	$28,139	$100,245	$90,779
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$118,952	$120,640	$118,952	$120,640
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$29,120	$26,184	$78,833	$81,444
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$74,891	$3,089	$74,891	$90,821
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as at and for the year ended December 31, 2021.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. AQN’s hydroelectric energy assets are primarily “run-of-river” and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter, and weaker in summer. AQN's solar energy assets generally experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-05, Leases (Topic 842): Lessors — Certain Leases with Variable Lease Payments, to address concerns relating to day-one losses for sales-type or direct financing leases with variable payments that do not depend on a reference index or rate. The update amends the lease classification requirements for lessors to align them with past practice under Topic 840, Leases. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements (continued)
(a)Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The adoption of this update did not have an impact on the unaudited interim consolidated financial statements.
(b)Recently issued accounting guidance not yet adopted
The FASB issued ASU 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations, which require that a buyer in a supplier finance program disclose sufficient information about the program to allow a user of financial statements to understand the program’s nature, activity during the period, changes from period to period, and potential magnitude. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the relevant disclosure.
3.Business acquisition and disposition transactions
(a)    Acquisition of New York American Water Company, Inc.
Effective January 1, 2022, the Company completed the acquisition of New York American Water Company, Inc. (subsequently renamed Liberty Utilities (New York Water) Corp. (“Liberty NY Water”)). Liberty NY Water is a Merrick, New York based regulated water and wastewater utility company, serving customers in seven counties in southeastern New York.
A purchase price of $608,000 (before closing adjustments) was paid for this acquisition. The costs related to this acquisition have been expensed through the unaudited interim consolidated statement of operations. The following table summarizes the preliminary allocation of the acquisition prices of the assets acquired and liabilities assumed at the acquisition date:

Working capital	$4,493
Property, plant and equipment	517,591
Goodwill	95,514
Regulatory assets	68,270
Other assets	4,507
Pension and other post-employment obligations	(13,402)
Regulatory liabilities	(59,650)
Other liabilities	(8,026)
Total net assets acquired	609,297
Cash and cash equivalents	49
Net assets acquired, net of cash and cash equivalents	$609,248
The determination of the fair value of assets acquired and liabilities assumed is based upon management's estimates and certain assumptions. The Company has not finalized the fair value measurements. The fair value of property, plant and equipment was reduced by $9,194 in Q2 2022 to reflect the time value of money of assets that will not be included in rate base until the next rate case. The valuation of regulatory assets and liabilities and deferred income taxes has not been completed. The Company will continue to review information and perform further analysis prior to finalizing the fair value of assets acquired and liabilities assumed in the fourth quarter of 2022.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisition and disposition transactions (continued)
(a)    Acquisition of New York American Water Company, Inc. (continued)
Goodwill represents the excess of the purchase price over the aggregate fair value of net assets acquired. The contributing factors to the amount recorded as goodwill include future growth, potential synergies, and cost savings in the delivery of certain shared administrative and other services.
(b)    Pending acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc.
On October 26, 2021, Liberty Utilities Co. (“Liberty Utilities”), an indirect subsidiary of AQN, entered into an agreement with American Electric Power Company, Inc. and AEP Transmission Company, LLC to acquire Kentucky Power Company and AEP Kentucky Transmission Company, Inc. for a total purchase price of approximately $2,846,000 including the assumption of approximately $1,221,000 in debt (the “Kentucky Power Transaction”). On September 29, 2022, the parties entered into an amendment to the acquisition agreement that, among other things, reduces the purchase price by $200,000. Closing of the Kentucky Power Transaction remains subject to the satisfaction or waiver of certain conditions precedent, which include the approval of the Kentucky Power Transaction by the U.S. Federal Energy Regulatory Commission. The Kentucky Power Transaction is expected to close in January 2023.
(c)    Partial disposal of renewable assets
Subsequent to quarter-end, on October 3, 2022, the Company announced that it had entered into an agreement to sell ownership interests in a portfolio of operating wind facilities in the United States and Canada. The transaction consists of the sale of (1) a 49% ownership interest in three operating wind facilities in the United States totaling 551 MW of installed capacity: the Odell Wind Facility in Minnesota, the Deerfield Wind Facility in Michigan and the Sugar Creek Wind Facility in Illinois; and (2) an 80% ownership interest in the 175 MW Blue Hill Wind Facility in Saskatchewan. The Company will continue to oversee day-to-day operations and provide management services to the facilities. Total cash proceeds to AQN from this transaction are expected to be approximately $277,500 for the U.S. facilities and approximately C$107,300 for the Blue Hill Wind Facility, subject to customary closing adjustments. Closing of the transaction is subject to receipt of certain regulatory approvals and other customary closing conditions and is expected to occur in the fourth quarter of 2022.
4.Accounts receivable
Accounts receivable as at September 30, 2022 include unbilled revenue of $82,787 (December 31, 2021 - $102,693) from the Company’s regulated utilities. Accounts receivable as at September 30, 2022 are presented net of allowance for doubtful accounts of $26,539 (December 31, 2021 - $19,327).
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Utility	State or country	Regulatory proceeding type	Details
Empire Electric System	Missouri	General rate review and Securitization
On April 6, 2022, the regulator approved an annual base rate revenue increase of $35,516, as well as another $4,000 in revenues associated with the Empire Wind Facilities. The new rates became effective in the second quarter of 2022.

In January 2022 and March 2022, Empire Electric filed petitions for securitization of the costs associated with the impact of the February 2021 extreme winter storm conditions (the “Midwest Extreme Weather Event”) and the retirement of Asbury. On April 27, 2022, the Missouri Public Service Commission (the “MPSC”) issued an order consolidating, for purposes of hearing, these two cases regarding the quantum financeable through securitization, which hearing was held the week of June 13, 2022. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize $290,383 in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization. The amounts authorized by the securitization order are generally consistent with the costs deferred by the Company in relation to these matters. However, the process could result in lower amounts being financeable through securitization than sought by the Company. Empire Electric filed a request for rehearing seeking reconsideration of the MPSC’s denial of recovery of five percent of the Midwest Extreme Weather Event costs, its calculation of accumulated deferred income taxes, and the exclusion of certain carrying charges associated with the Asbury plant, among other issues. On October 12, 2022, the MPSC denied all rehearing motions. Empire Electric filed an appeal of the MPSC order on November 10, 2022.

BELCO	Bermuda	General rate review
On March 18, 2022, the regulator issued a final decision authorizing $224,056 and $226,160 in revenue for 2022 and 2023, respectively, at a weighted average cost of capital or return of 7.16% in each year. The new rates are effective from April 1, 2022. On April 7, 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made through the recent Retail Tariff Review.

Empire Electric System	Kansas	General rate review
On May 27, 2021, Empire Electric submitted an abbreviated rate review seeking to recover costs associated with the addition of the Empire Wind Facilities, the retirement of Asbury and non-growth related plant investments since the 2019 rate review. In May 2022, the Commission approved the unanimous partial settlement resolving the rate treatment of the Asbury retirement and the non-wind investments resulting in a base rate decrease of $636, and granted Empire Electric's motion to withdraw its request to recover cost associated with the Empire Wind Facilities. New rates became effective in July 2022.

Empire District Gas Company	Missouri	General rate review	In June 2022, the Commission approved an annual increase of $1,000 in base rate revenues. New rates became effective in August 2022.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	September 30,	December 31,
	2022	2021
Regulatory assets
Fuel and commodity cost adjustments	368,483	339,900
Retired generating plant	174,723	185,073
Pension and post-employment benefits	138,609	134,141
Rate adjustment mechanism	127,214	117,309
Income taxes	95,935	79,472
Deferred capitalized costs	85,243	62,599
Environmental remediation	70,458	81,802
Wildfire mitigation and vegetation management	57,682	35,789
Asset retirement obligation	38,344	26,810
Clean energy and other customer programs	27,118	26,015
Debt premium	26,447	34,204
Rate review costs	8,705	9,167
Long-term maintenance contract	6,996	9,134
Other	51,476	26,210
Total regulatory assets	$1,277,433	$1,167,625
Less: current regulatory assets	(166,931)	(158,212)
Non-current regulatory assets	$1,110,502	$1,009,413

Regulatory liabilities
Income taxes	$318,891	$295,720
Cost of removal	190,892	191,981
Pension and post-employment benefits	66,710	34,468
Clean energy and other customer programs	16,029	14,829
Fuel and commodity costs adjustments	17,080	18,229
Rate adjustment mechanism	2,680	3,316
Rate base offset	3,703	4,998
Other	14,973	12,648
Total regulatory liabilities	$630,958	$576,189
Less: current regulatory liabilities	(71,204)	(65,809)
Non-current regulatory liabilities	$559,754	$510,380

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	September 30,	December 31,
	2022	2021
Long-term investments carried at fair value
Atlantica	$1,287,725	$1,750,914
Atlantica Yield Energy Solutions Canada Inc.	68,253	95,246
Other	2,133	2,296
	$1,358,111	$1,848,456
Other long-term investments
Equity-method investees (a)	$419,092	$433,850
Development loans receivable from equity-method investees (a)	121,607	31,468
Other	27,656	30,508
	$568,355	$495,826

Income (loss) from long-term investments for the three and nine months ended September 30 is as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Fair value gain (loss) on investments carried at fair value
Atlantica	$(291,819)	$(132,690)	$(463,189)	$(168,234)
Atlantica Yield Energy Solutions Canada Inc.	(8,615)	(6,468)	(21,010)	(15,728)
Other	76	108	(188)	510
	$(300,358)	$(139,050)	$(484,387)	$(183,452)
Dividend and interest income from investments carried at fair value
Atlantica	$21,789	$21,054	$64,876	$62,673
Atlantica Yield Energy Solutions Canada Inc.	3,003	2,433	15,694	11,153
Other	17	15	27	329
	$24,809	$23,502	$80,597	$74,155
Other long-term investments
Equity method loss	(11,677)	(3,669)	(19,126)	(12,039)
Interest and other income	7,453	4,975	19,074	17,093
	$(4,224)	$1,306	$(52)	$5,054
Loss from long-term investments	$(279,773)	$(114,242)	$(403,842)	$(104,243)

(a)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $419,092 (December 31, 2021 - $433,850), including investments in variable interest entities ("VIEs") of $117,882 (December 31, 2021 - $86,202). During the three and nine months ended September 30, 2022, the Company recorded OCI loss of $167 and $67,519, respectively (2021 - $nil and $nil, respectively) attributable to derivative financial instruments designated as a cash flow hedge, in proportion to the Company’s ownership interest in the entities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
During 2021, the Company acquired a 51% interest in four operating wind facilities located in Texas (“Texas Coastal Wind Facilities”). All facilities have achieved commercial operations. The Company does not control the entities and, therefore, accounts for its 51% interest using the equity method. As at September 30, 2022, the Company had issued $119,750 in letters of credit and guarantees of performance obligations under energy purchase agreements and decommissioning obligations on behalf of the Texas Coastal Wind Facilities.
The Company owns 50% equity interests in several wind and solar power generation projects under development or construction. During development and construction, the Company provides cash advances and credit support in amounts necessary for the continued development and construction of the equity investees' projects.
Summarized combined information for AQN's investments in significant partnerships and joint ventures is as follows:

	September 30,	December 31,
	2022	2021
Total assets	$2,630,635	$2,126,934
Total liabilities	1,452,967	945,971
Net assets	$1,177,668	$1,180,963
AQN's ownership interest in the entities	312,657	327,555
Difference between investment carrying amount and underlying equity in net assets(a)	106,435	106,295
AQN's investment carrying amount for the entities	$419,092	$433,850
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to development fees, interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments and transaction costs.

Except for Liberty Development Energy Solutions B.V., the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As at September 30, 2022, the Company had issued letters of credit and guarantees of performance obligations under: a security of performance for a development opportunity; wind turbine and solar panel supply agreements; interconnection agreements; engineering, procurement and construction agreements; energy purchase agreements; and construction loan agreements. The fair value of the support provided recorded as at September 30, 2022 amounts to $6,707 (December 31, 2021 - $4,612).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(a)Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for AQN's VIEs is as follows:

	September 30,	December 31,
	2022	2021
AQN's maximum exposure in regards to VIEs
Carrying amount	$117,882	$86,202
Development loans receivable	121,607	31,468
Performance guarantees and other commitments on behalf of VIEs	529,989	409,232
	$769,478	$526,902
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		September 30,	December 31,
					2022	2021
Senior unsecured revolving credit facilities (a)	—	2022-2027	N/A		$534,511	$368,806
Senior unsecured bank credit facilities (b)	—	2022-2031	N/A		766,072	141,956
Commercial paper	—	2023	N/A		445,400	338,700
U.S. dollar borrowings
Senior unsecured notes (Green Equity Units)	1.18%	2026		$1,150,000	1,142,294	1,140,801
Senior unsecured notes (c)	3.39%	2023-2047		$1,505,000	1,491,724	1,689,792
Senior unsecured utility notes	6.34%	2023-2035		$142,000	154,287	155,571
Senior secured utility bonds	4.71%	2026-2044		$556,216	560,411	558,177
Canadian dollar borrowings
Senior unsecured notes (d)	3.68%	2027-2050	C$	1,200,000	872,849	1,099,403
Senior secured project notes	10.21%	2027	C$	20,854	15,214	18,344
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.12%	2028-2040	CLF 1,695		69,979	77,963
					$6,052,741	$5,589,513
Subordinated borrowings
Subordinated unsecured notes (e)	5.25%	2082	C$	400,000	$287,712	$—
Subordinated unsecured notes (e)	5.56%	2078-2082		$1,387,500	1,364,451	621,862
					$1,652,163	$621,862
					$7,704,904	$6,211,375
Less: current portion					(461,862)	(356,397)
					$7,243,042	$5,854,978
Short-term obligations of $778,692 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
Recent financing activities:
(a)Senior unsecured revolving credit facilities
On April 29, 2022, the Regulated Services Group entered into two new senior unsecured syndicated revolving credit facilities: a $1,000,000 senior unsecured revolving credit facility with an initial maturity date of April 29, 2027 (the “Long-Term Regulated Services Credit Facility”) and a $500,000 short-term senior unsecured revolving credit facility maturing on March 31, 2023. Subject to the terms and conditions therein, the Long-Term Regulated Services Credit Facility may be extended for two additional one-year periods. In conjunction with the new facilities, the Regulated Services Group’s $500,000 senior unsecured syndicated revolving credit facility was cancelled.
On June 24, 2022, the Regulated Services Group entered into a new $25,000 senior unsecured bilateral revolving credit facility in Bermuda that matures on June 24, 2024.
On July 22, 2022, the Renewable Energy Group’s senior unsecured syndicated revolving credit facility was amended and restated with a new maturity date of July 22, 2027. Subject to the terms and conditions therein, the facility may be extended for additional one-year periods.
On July 22, 2022, the Renewable Energy Group entered into a new $250,000 uncommitted bilateral letter of credit facility. Subsequent to quarter-end on November 8, 2022, the Renewable Energy Group's $350,000 uncommitted letter of credit facility was amended and restated with a new maturity date of June 30, 2024.
(b)Senior unsecured bank credit facilities
On December 20, 2021, the Regulated Services Group entered into a $1,100,000 senior unsecured syndicated delayed draw term facility, which matures on December 19, 2022. On January 3, 2022, the purchase price, plus certain adjustments and acquisition costs, for the acquisition of Liberty NY Water (note 3(a)) of approximately $610,400 was funded through a draw on the senior unsecured syndicated delayed draw term facility.
(c)U.S. dollar senior unsecured notes
On April 30, 2022, the Company repaid a $80,000 senior unsecured note on its maturity.
On August 1, 2022, the Company repaid a $115,000 senior unsecured note on its maturity.
(d)Canadian dollar senior unsecured notes
On February 15, 2022, the Company repaid a C$200,000 senior unsecured note on its maturity. Concurrent with the repayments, the Renewable Energy Group unwound and settled the related cross-currency fixed-for-fixed interest rate swap (note 21(b)(iii)).
(e)Subordinated unsecured notes
On January 18, 2022, the Company closed: (i) an underwritten public offering in the United States (the “U.S. Offering”) of $750,000 aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the “U.S. Notes”); and (ii) an underwritten public offering in Canada (the “Canadian Offering” and, together with the U.S. Offering, the “Offerings”) of C$400,000 (approximately $320,000) aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the “Canadian Notes” and, together with the U.S. Notes, the “Notes”). Concurrent with the pricing of the Offerings, the Company entered into a cross currency interest rate swap to convert the Canadian-dollar-denominated proceeds from the Canadian Offering into U.S. dollars, and a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes (note 21(b)(ii)), resulting in an anticipated effective interest rate to the Company of approximately 4.95% throughout the first ten-year period of the Notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three and nine months ended September 30:

	Pension benefits
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Service cost	$4,080	$3,987	$12,468	$12,323
Non-service costs
Interest cost	5,634	4,909	18,475	15,126
Expected return on plan assets	(10,421)	(8,890)	(31,264)	(26,670)
Amortization of net actuarial loss	865	2,431	2,911	7,243
Amortization of prior service credits	(396)	(407)	(1,188)	(1,220)
Impact of regulatory accounts	5,008	5,653	16,010	16,662
	$690	$3,696	$4,944	$11,141
Net benefit cost	$4,770	$7,683	$17,412	$23,464

	OPEB
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Service cost	$1,598	$1,942	$4,707	$5,486
Non-service costs
Interest cost	2,337	2,097	6,978	6,149
Expected return on plan assets	(2,837)	(2,518)	(8,519)	(7,539)
Amortization of net actuarial loss (gain)	130	643	(42)	1,516
Amortization of prior service credits	6	18	18	18
Impact of regulatory accounts	1,192	(61)	2,975	135
	$828	$179	$1,410	$279
Net benefit cost	$2,426	$2,121	$6,117	$5,765
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	September 30,	December 31,
	2022	2021
Contract adjustment payments	$132,384	$187,580
Asset retirement obligations	121,853	142,147
Advances in aid of construction	88,635	82,580
Environmental remediation obligation	43,047	55,224
Customer deposits	33,750	32,633
Unamortized investment tax credits	17,113	17,439
Deferred credits and contingent consideration	35,668	35,982
Preferred shares, Series C	11,869	13,348
Hook-up fees	31,650	21,904
Lease liabilities	21,381	22,512
Contingent development support obligations	6,707	4,612
Note payable to related party	25,808	25,808
Other	30,645	42,050
	$600,510	$683,819
Less: current portion	(168,511)	(167,908)
	$431,999	$515,911
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Nine months ended September 30
	2022	2021
Common shares, beginning of period	671,960,276	597,142,219
Public offering	2,861,709	23,531,465
Dividend reinvestment plan	5,140,249	4,560,456
Exercise of share-based awards (b)	907,773	909,762
Conversion of convertible debentures	754	1,886
Common shares, end of period	680,870,761	626,145,788
On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”) or any other existing trading market for the common shares of the Company in Canada or the United States.
During the three and nine months ended September 30, 2022, the Company issued 2,861,709 common shares under its ATM Program at an average price of $13.94 per common share for gross proceeds of $38,923 ($38,534 net of commissions). Other related costs were $371.
As at November 10, 2022, the Company has issued, since the inception of its initial ATM Program in 2019 a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of $551,086 ($544,295 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM program, were $4,656.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation
For the three and nine months ended September 30, 2022, AQN recorded $3,055 and $6,550, respectively (2021 - $3,414 and $7,800, respectively) in total share-based compensation expense. The compensation expense is recorded with payroll expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2022, total unrecognized compensation costs related to non-vested share-based awards was $16,570 and is expected to be recognized over a period of 1.9 years.
Share option plan
During the nine months ended September 30, 2022, the Board of Directors of the Company (the "Board") approved the grant of 646,090 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of $19.11, the market price of the underlying common shares at the date of grant. One-third of the options vest on each of December 31, 2022, 2023 and 2024. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

2022
Risk-free interest rate	1.9%
Expected volatility	23%
Expected dividend yield	4.3%
Expected life	5.50 years
Weighted average grant date fair value per option	$2.44
During the nine months ended September 30, 2022, 40,074 share options were exercised at a weighted average price of $15.78 in exchange for 3,999 common shares issued from treasury, and 36,075 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
Performance and restricted share units
During the nine months ended September 30, 2022, a total of 1,015,153 performance share units ("PSUs") and restricted share units ("RSUs") were granted to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the nine months ended September 30, 2022, the Company settled 1,024,307 PSUs and RSUs in exchange for 520,085 common shares issued from treasury, and 504,222 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.
During the nine months ended September 30, 2022, the Company settled 4,108 bonus deferral RSUs in exchange for 1,908 common shares issued from treasury, and 2,200 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. During the nine months ended September 30, 2022, 48,552 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Directors' deferred share units
During the nine months ended September 30, 2022, 73,916 deferred share units ("DSUs") were issued pursuant to the election by Directors of the Company to defer a percentage of their directors' fee in the form of DSUs. In addition, the Company settled 5,176 DSUs in exchange for 2,403 common shares issued from treasury, and 2,773 DSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2021	$(39,725)	$50,817	$(33,599)	$(22,507)
OCI	(25,982)	(97,103)	32,247	(90,838)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(4,288)	42,772	9,804	48,288
Net current period OCI	$(30,270)	$(54,331)	$42,051	$(42,550)
OCI attributable to the non-controlling interests	(249)	—	—	(249)
Net current period OCI attributable to shareholders of AQN	$(30,519)	$(54,331)	$42,051	$(42,799)
Amounts reclassified from AOCI to non-controlling interest	(6,371)	—	—	(6,371)
Balance, December 31, 2021	$(76,615)	$(3,514)	$8,452	$(71,677)
OCI	(54,281)	(124,980)	—	(179,261)
Amounts reclassified from AOCI to the unaudited interim consolidated statements of operations	(1,091)	54,666	(203)	53,372
Net current period OCI	$(55,372)	$(70,314)	$(203)	$(125,889)
OCI attributable to the non-controlling interests	2,457	—	—	2,457
Net current period OCI attributable to shareholders of AQN	$(52,915)	$(70,314)	$(203)	$(123,432)
Balance, September 30, 2022	$(129,530)	$(73,828)	$8,249	$(195,109)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss), while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs.
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended September 30
	2022		2021
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$123,718	$0.1808	$107,229	$0.1706
Series A preferred shares	C$ 1,549	C$ 0.3226	C$ 1,549	C$ 0.3226
Series D preferred shares	C$ 1,273	C$ 0.3182	C$ 1,273	C$ 0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
12.Dividends (continued)

	Nine months ended September 30
	2022		2021
	Dividend	Dividend per share	Dividend	Dividend per share
Common shares	$361,927	$0.5322	$307,551	$0.4963
Series A preferred shares	C$ 4,646	C$ 0.9679	C$ 4.646	C$ 0.9679
Series D preferred shares	C$ 3,818	C$ 0.9546	C$ 3,818	C$ 0.9546
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three and nine months ended September 30, 2022, the Company charged its equity-method investees $10,621 and $29,207, respectively (2021 - $6,879 and $19,199, respectively). Additionally, one of the equity-method investees (Liberty Development JV Inc.) provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three and nine months ended September 30, 2022, the development fees charged to the Company were $nil and $nil, respectively (2021 - $nil and $738, respectively).
In 2021, the Company issued a promissory note of $25,808 payable to New Market Solar Investco, LLC, an equity investee of the Company.
On August 10, 2022, the Deerfield II Wind Project was contributed into a joint venture entity (in which the Company and the Infrastructure and Power strategy of Ares Management, LLC each own an indirect 50% equity interest). The transfer of the project did not result in a gain or loss.
(b)Redeemable non-controlling interest held by related party
Liberty Development Energy Solutions (note 6(a)), an equity investee of the Company, has a secured credit facility in the amount of $306,500 maturing on January 26, 2024. It is collateralized through a pledge of Atlantica Sustainable Infrastructure plc (“Atlantica”) ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Development Energy Solutions secured credit facility is repayable on demand if Atlantica ceases to be a public company. Liberty Development Energy Solutions has a preference share ownership in AY Holdings which AQN reflects as redeemable non-controlling interest held by related party. Redemption is not considered probable as at September 30, 2022. During the three and nine months ended September 30, 2022, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions of $4,450 and $10,111, respectively (2021 - $2,588 and $7,886, respectively) and recorded distributions of $3,576 and $8,980, respectively (2021 - $2,663 and $7,709, respectively).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc. ("AYES Canada") in May 2019 for $96,752 (C$130,103) and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV Inc. in November 2021 for $39,376. During the three and nine months ended September 30, 2022, the Company recorded distributions of $3,147 and $16,103, respectively (2021 - $2,570 and $11,482, respectively).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions (continued)
(d)     Transactions with Atlantica
During 2021, the Company sold Colombian solar assets to Atlantica for consideration of $23,863, with a gain on sale of $878, and contingent consideration of $2,600, if certain milestones are met. During the nine months ended September 30, 2022, a gain of $1,200 relating to the contingent consideration has been recognized.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests consists of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$16,088	$14,264	$88,049	$55,785
Non-controlling interests - redeemable tax equity partnership units	1,278	1,696	4,214	5,121
Other net earnings attributable to:
Non-controlling interests	(758)	(1,873)	(2,692)	(5,917)
	$16,608	$14,087	$89,571	$54,989
Redeemable non-controlling interest, held by related party	(4,450)	(2,588)	(10,111)	(7,886)
Net effect of non-controlling interests	$12,158	$11,499	$79,460	$47,103
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the Hypothetical Liquidation at Book Value ("HLBV") method of accounting.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes
For the three and nine months ended September 30, 2022, the income taxes expense (recovery) in the unaudited interim consolidated statements of operations represents an effective tax rate different than the Canadian enacted statutory rate of 26.5% (2021 - 26.5%). The differences are as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Expected income tax recovery at Canadian statutory rate	$(60,116)	$(15,584)	$(66,235)	$(815)
Increase (decrease) resulting from:
Effect of differences in tax rates on transactions in and within foreign jurisdictions and change in tax rates	(11,709)	(11,398)	(30,748)	(33,283)
Adjustments from investments carried at fair value	35,197	15,264	53,426	14,310
Non-controlling interests share of income	8,075	5,267	23,715	21,594
Acquisition related state deferred tax adjustments	—	—	7,600	—
Tax credits	8,285	(8,801)	(13,738)	(35,320)
Amortization and settlement of excess deferred income tax	(3,724)	(3,435)	(10,054)	(10,435)
Other	4,476	(701)	3,151	(1,272)
Income tax recovery	$(19,516)	$(19,388)	$(32,883)	$(45,221)
16.Other net losses
Other net losses consist of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Acquisition and transition-related costs	$6,850	$1,725	$14,865	$4,709
Other	(904)	(836)	4,463	6,377
	$5,946	$889	$19,328	$11,086

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
17.Basic and diluted net earnings (loss) per share
Basic and diluted earnings (loss) per share have been calculated on the basis of net earnings (loss) attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings (loss) per share is computed using the weighted-average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares related to the convertible debentures or resulting from the application of the treasury stock method to outstanding share options and Green Equity Units (note 7).
The reconciliation of the net earnings (loss) and the weighted average shares used in the computation of basic and diluted earnings (loss) per share are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2022	2021	2022	2021
Net earnings (loss) attributable to shareholders of AQN	(195,177)	(27,922)	$(137,599)	89,247
Series A preferred shares dividend	1,201	1,244	3,638	3,709
Series D preferred shares dividend	987	1,023	2,990	3,048
Net earnings (loss) attributable to common shareholders of AQN – basic and diluted	$(197,365)	$(30,189)	$(144,227)	$82,490
Weighted average number of shares
Basic	678,623,606	621,405,414	676,035,613	611,772,460
Effect of dilutive securities	—	—	—	6,300,009
Diluted	678,623,606	621,405,414	676,035,613	618,072,469
This calculation of diluted shares excludes the potential impact of the Green Equity Units and all potential incremental shares that may become issuable pursuant to outstanding securities of the Company for the three and nine months ended September 30, 2022, as they are antidilutive. This calculation of diluted shares for the three and nine months ended September 30, 2021 excludes the potential impact of 9,360,556 and 437,006 securities, respectively, as they are anti-dilutive.
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Bermuda and Chile; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship and foreign exchange gains and losses are not considered in management’s evaluation of divisional performance and are, therefore, allocated and reported under corporate.

	Three months ended September 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$561,641	$86,572	$—	$648,213
Other revenue	14,316	3,822	373	18,511
Fuel, power and water purchased	172,508	15,081	—	187,589
Net revenue	403,449	75,313	373	479,135
Operating expenses	189,799	26,823	25	216,647
Administrative expenses	11,767	8,544	3,134	23,445
Depreciation and amortization	82,129	25,824	254	108,207
Gain on foreign exchange	—	—	(4,985)	(4,985)
Operating income	119,754	14,122	1,945	135,821
Interest expense	(32,887)	(23,817)	(18,345)	(75,049)
Income (loss) from long-term investments	6,919	15,278	(301,970)	(279,773)
Other expenses	(614)	(1,464)	(5,772)	(7,850)
Earnings (loss) before income taxes	$93,172	$4,119	$(324,142)	$(226,851)
Capital expenditures	$286,881	$35,075	$—	$321,956
(1) Renewable Energy Group revenue includes $23,856 related to net hedging loss from energy derivative contracts and availability credits for the three months ended September 30, 2022, that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $4,052 related to alternative revenue programs for the three months ended September 30, 2022, that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended September 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$434,708	$73,595	$—	$508,303
Other revenue	14,490	5,394	388	20,272
Fuel, power and water purchased	112,820	11,898	—	124,718
Net revenue	336,378	67,091	388	403,857
Operating expenses	150,934	26,270	—	177,204
Administrative expenses	6,976	6,981	1,208	15,165
Depreciation and amortization	71,430	24,858	265	96,553
Loss on foreign exchange	—	—	1,267	1,267
Operating income (loss)	107,038	8,982	(2,352)	113,668
Interest expense	(22,300)	(17,461)	(11,893)	(51,654)
Income (loss) from long-term investments	4,470	22,126	(140,838)	(114,242)
Other recovery (expenses)	(3,462)	(4,770)	1,651	(6,581)
Earnings (loss) before income taxes	$85,746	$8,877	$(153,432)	$(58,809)
Capital expenditures	$263,711	$84,339	$—	$348,050
(1) Renewable Energy Group revenue includes $1,160 related to net hedging loss from energy derivative contracts for the three months ended September 30, 2021, that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $5,324 related to alternative revenue programs for the three months ended September 30, 2021, that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 30, 2022
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	1,691,495	271,807	$—	$1,963,302
Other revenue	41,863	20,374	1,141	63,378
Fuel, power and water purchased	566,336	41,685	—	608,021
Net revenue	1,167,022	250,496	1,141	1,418,659
Operating expenses	553,466	81,466	47	634,979
Administrative expenses	30,803	24,599	5,602	61,004
Depreciation and amortization	238,640	101,298	780	340,718
Gain on foreign exchange	—	—	(259)	(259)
	344,113	43,133	(5,029)	382,217
Gain on sale of renewable assets	—	1,200	—	1,200
Operating income (loss)	344,113	44,333	(5,029)	383,417
Interest expense	(78,172)	(67,145)	(52,248)	(197,565)
Income (loss) from long-term investments	16,693	69,579	(490,114)	(403,842)
Other expenses	(8,400)	(9,757)	(13,795)	(31,952)
Earnings (loss) before income taxes	$274,234	$37,010	$(561,186)	$(249,942)
Property, plant and equipment	$8,335,477	$3,539,518	$29,145	$11,904,140
Investments carried at fair value	2,133	1,355,978	—	1,358,111
Equity-method investees	54,825	350,722	13,545	419,092
Total assets	11,812,751	5,587,113	253,465	17,653,329
Capital expenditures	$722,344	$174,849	$—	$897,193
(1) Renewable Energy Group revenue includes $53,748 related to net hedging loss from energy derivative contracts and availability credits for the nine months ended September 30, 2022, that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $19,141 related to alternative revenue programs for the nine months ended September 30, 2022, that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Nine months ended September 30, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$1,452,609	$182,268	$—	$1,634,877
Other revenue	40,056	14,536	1,171	55,763
Fuel, power and water purchased	506,745	25,887	—	532,632
Net revenue	985,920	170,917	1,171	1,158,008
Operating expenses	448,844	79,499	—	528,343
Administrative expenses	24,431	19,589	4,910	48,930
Depreciation and amortization	206,517	84,805	831	292,153
Loss on foreign exchange	—	—	3,412	3,412
Operating income (loss)	306,128	(12,976)	(7,982)	285,170
Interest expense	(73,715)	(54,206)	(31,495)	(159,416)
Income (loss) from long-term investments	14,937	70,531	(189,711)	(104,243)
Other expenses	(16,108)	(8,424)	(56)	(24,588)
Earnings (loss) before income taxes	$231,242	$(5,075)	$(229,244)	$(3,077)
Capital expenditures	$817,661	$225,968	$7,553	$1,051,182
	December 31, 2021
Property, plant and equipment	$7,394,151	$3,615,915	$32,380	$11,042,446
Investments carried at fair value	2,296	1,846,160	—	1,848,456
Equity-method investees	37,492	375,460	20,898	433,850
Total assets	10,512,799	6,123,888	149,149	16,785,836
(1) Renewable Energy Group revenue includes $45,748 related to net hedging loss from energy derivative contracts for the nine months ended September 30, 2021, that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $12,803 related to alternative revenue programs for the nine months ended September 30, 2021, that do not represent revenue recognized from contracts with customers.

The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Revenue
United States	$532,231	$408,419	$1,630,811	$1,335,677
Canada	30,754	28,845	125,986	112,648
Other regions	103,739	91,311	269,883	242,315
	$666,724	$528,575	$2,026,680	$1,690,640
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim consolidated financial statements at the time it is concluded that their occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently eleven active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View Fire. Five of these lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007. In the sixth active lawsuit, County of Mono, Antelope Valley Fire Protection District, Toiyabe Indian Health Project and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In four other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The eleventh lawsuit alleges the wrongful death of an individual, along with causes of action similar to those alleged in the cases filed by groups of individual plaintiffs. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the development projects disclosed in note 6, the following significant commitments exist as at September 30, 2022.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (1)	$76,734	$37,611	$37,845	$20,040	$12,459	$145,757	$330,446
Gas supply and service agreements (2)	92,191	82,276	64,594	36,162	27,227	159,649	462,099
Service agreements	65,030	56,306	55,380	51,260	44,106	301,982	574,064
Capital projects	27,089	—	—	—	—	—	27,089
Land easements and others	13,268	13,249	13,428	13,596	13,764	461,675	528,980
Total	$274,312	$189,442	$171,247	$121,058	$97,556	$1,069,063	$1,922,678
(1)    Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as at September 30, 2022. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(2)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Accounts receivable	$20,107	$(7,006)	$(29,146)	$26,969
Fuel and natural gas in storage	(34,360)	(43,158)	(41,488)	(37,229)
Supplies and consumables inventory	(6,423)	8,363	(17,198)	3,977
Income taxes recoverable	870	1,547	2,941	380
Prepaid expenses	(7,193)	(6,083)	(19,746)	(15,126)
Accounts payable	(13,811)	25,731	12,948	(22,123)
Accrued liabilities	6,295	90,745	37,006	(676)
Current income tax liability	2,617	1,499	3,470	7,124
Asset retirements and environmental obligations	(6,036)	(957)	(17,390)	(1,488)
Net regulatory assets and liabilities	(57,733)	(64,460)	(111,852)	(399,456)
	$(95,667)	$6,221	$(180,455)	$(437,648)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

September 30, 2022	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,358,111	$1,358,111	$1,289,858	$—	$68,253
Development loans and other receivables	122,353	118,193	—	118,193	—
Derivative instruments:
Interest rate swap designated as a hedge	68,520	68,520	—	68,520	—
Energy contracts not designated as cash flow hedge	1,213	1,213	—	—	1,213
Congestion revenue rights designated as a cash flow hedge	2,568	2,568	—	—	2,568
Congestion revenue rights not designated as a cash flow hedge	4,157	4,157	—	—	4,157
Commodity contracts for regulated operations	3,235	3,235	—	3,235	—
Interest rate swap not designated as a hedge	767	767	—	767	—
Cross currency swap designated as a net investment hedge	4,847	4,847	—	4,847	—
Total derivative instruments	85,307	85,307	—	77,369	7,938
Total financial assets	$1,565,771	$1,561,611	$1,289,858	$195,562	$76,191
Long-term debt	$7,704,904	$7,319,099	$2,715,772	$4,603,327	$—
Notes payable to related party	25,808	14,972	—	14,972	—
Convertible debentures	243	388	388	—	—
Preferred shares, Series C	11,869	11,571	—	11,571	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	154,763	154,763	—	—	154,763
Energy contracts not designated as a cash flow hedge	1,141	1,141	—	—	1,141
Cross-currency swap designated as a net investment hedge	26,196	26,196	—	26,196	—
Cross-currency swap designated as a cash flow hedge	16,548	16,548	—	16,548	—
Interest rate swaps not designated as a hedge	5,649	5,649	—	5,649	—
Commodity contracts for regulated operations	346	346	—	346	—
Total derivative instruments	204,643	204,643	—	48,739	155,904
Total financial liabilities	$7,947,467	$7,550,673	$2,716,160	$4,678,609	$155,904

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21. Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,848,456	$1,848,456	$1,753,210	$—	$95,246
Development loans and other receivables	32,261	33,286	—	33,286	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	15,362	15,362	—	—	15,362
Interest rate swap designated as a hedge	1,581	1,581	—	1,581	—
Commodity contracts for regulatory operations	1,721	1,721	—	1,721	—
Cross-currency swap designated as a net investment hedge	1,958	1,958	—	1,958	—
Total derivative instruments	20,622	20,622	—	5,260	15,362
Total financial assets	$1,901,339	$1,902,364	$1,753,210	$38,546	$110,608
Long-term debt	$6,211,375	$6,543,932	$2,418,580	$4,125,352	—
Notes payable to related party	25,808	25,808	—	25,808	—
Convertible debentures	277	519	519	—	—
Preferred shares, Series C	13,348	14,580	—	14,580	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	60,462	60,462	—	—	60,462
Energy contracts not designated as a cash flow hedge	1,169	1,169	—	—	1,169
Cross-currency swap designated as a net investment hedge	50,258	50,258	—	50,258	—
Interest rate swaps designated as a hedge	7,008	7,008	—	7,008	—
Commodity contracts for regulated operations	1,348	1,348	—	1,348	—
Total derivative instruments	120,245	120,245	—	58,614	61,631
Total financial liabilities	$6,371,053	$6,705,084	$2,419,099	$4,224,354	$61,631

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as at September 30, 2022 and December 31, 2021 due to the short-term maturity of these instruments.
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the NYSE and the over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales, congestion revenue rights ("CRRs") and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $23.49 to $210.09 with a weighted average of $46.90 as at September 30, 2022. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of CRRs are recent CRR auction prices ranging from $1.58 to $19.65 with a weighted average of $7.76 as at September 30, 2022. The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 9.17% to 9.67% with a weighted average of 9.55%, and the expected volatility of Atlantica's share price ranging from 25% to 37% as at September 30, 2022. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers. The following are commodity volumes, in dekatherms, associated with the above derivative contracts:

September 30, 2022
Financial contracts: Swaps	2,245,873
Options	113,504
2,359,377

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company has sought to reduce the price risk on the expected future sale of power generation at the Sandy Ridge, Senate, Minonk, and Sugar Creek Wind Facilities by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
4,204,184	September 2030	$24.54	Illinois Hub
445,669	December 2028	$30.14	PJM Western HUB
2,123,023	December 2027	$22.61	NI HUB
1,764,648	December 2027	$36.46	ERCORT North HUB
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company seeks to mitigate the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges, and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)). A prior contract used as a hedging instrument expired in February 2022.
The Company is party to two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on its two term loan facilities. The fair value of the derivative on the designation date is amortized into earnings over the remaining life of the contract.
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes and between April 18, 2027 and April 18, 2032 on the $750,000 subordinated unsecured notes. The Company designated the entire notional amount of the pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.
In January 2022, the Company entered into a cross-currency interest rate swap, coterminous with the Canadian Notes, to effectively convert the C$400,000 Canadian Offering into U.S. dollars. The change in the carrying amount of the Canadian Notes due to changes in spot exchange rates is recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the Canadian Notes. An offsetting portion of the AOCI balance related to changes in fair value of the cross-currency fixed-for-fixed interest rate swap attributable to changes in the spot exchange rates is also immediately reclassified into the unaudited interim consolidated statements of operations as an offsetting (gain) loss on foreign exchange.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Effective portion of cash flow hedge	$(43,128)	$(31,323)	$(124,980)	$(94,490)
Amortization of cash flow hedge	(3,401)	(545)	(7,393)	(1,657)
Amounts reclassified from AOCI	47,980	269	62,059	40,401
OCI attributable to shareholders of AQN	$1,451	$(31,599)	$(70,314)	$(55,746)
The Company expects $49,323 of unrealized losses currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $2,454 and $2,674 for the three and nine months ended September 30, 2022, respectively (2021 - gain of $338 and loss of $108, respectively) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S.-dollar-denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates was recognized each period in the unaudited interim consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency gain of $18,033 and $24,498 for the three and nine months ended September 30, 2022, respectively (2021 - gain of $12,284 and $817, respectively) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN seeks to manage this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $17,238 and $19,782 for the three and nine months ended September 30, 2022, respectively (2021 - loss of $744 and gain of $1,247, respectively) was recorded in OCI.
The Renewable Energy Group was party to C$500,000 cross-currency interest rate swaps to effectively convert Canadian dollar debentures into U.S. dollars. In February 2022, the Company settled the related cross-currency swap related to its C$200,000 debenture that was repaid (note 7(d)). The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $6,110 and $12,190 for the three and nine months ended September 30, 2022, respectively (2021 - loss of $11,644 and gain of $1,630, respectively) was recorded in OCI.
On April 9, 2021, the Renewable Energy Group entered into a cross-currency interest rate swap, coterminous with the senior unsecured debentures, to effectively convert the C$400,000 Canadian-dollar-denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the cross-currency interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A loss of $146 and $14,398 for the three and nine months ended September 30, 2022, respectively (2021 - loss of $10,135 and $12,788, respectively) was recorded in OCI.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
September 30, 2022 and 2021
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Unrealized gain (loss) on derivative financial instruments:
Interest rate swaps	$(521)	$—	$(5,201)	$—
Energy derivative contracts	$68	$(2,176)	$(3,035)	$(4,803)
	$(453)	$(2,176)	$(8,236)	$(4,803)
Realized loss on derivative financial instruments:
Energy derivative contracts	(805)	(485)	(656)	(126)
Loss on derivative financial instruments not accounted for as hedges	(1,258)	(2,661)	(8,892)	(4,929)
Amortization of AOCI gains frozen as a result of hedge dedesignation	872	844	2,622	2,847
	$(386)	$(1,817)	$(6,270)	$(2,082)
Amounts recognized in the unaudited interim consolidated statements of operations consist of:
Loss on derivative financial instruments	$(386)	$(1,817)	$(6,270)	$(2,082)

22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim consolidated financial statement presentation adopted in the current period.